Contact

www.linkedin.com/in/paulscanlan (LinkedIn)

Top Skills

Artificial Intelligence (AI)
Video Production
movie producer

Patents

System and Method for Storage and Retrieval of Arbitrary Content and Application Data

Paul Scanlan

Cofounder/CEO Legion M, Former Cofounder/President MobiTV, Adjunct Lecturer of Entrepreneurship at NU Kellogg
Orinda, California, United States

Summary

Paul is a passionate and driven entrepreneur in the technology and media fields, with a proven track record in developing groundbreaking and disruptive businesses.

Paul Scanlan is co-founder and CEO of Legion M, the world's first fan-owned entertainment company. Drawing on their wealth of experience in development, financing, and production, Legion M has cultivated a unique and vibrant community of passionate entertainment enthusiasts. Since bursting onto the Hollywood scene in 2016, they have harnessed the power of their community and investors to produce and/or release more than 15 films, including the critically acclaimed "Colossal," starring Anne Hathaway and Jason Sudeikis, and the cult hit "Mandy" starring Nicolas Cage and directed by Panos Cosmatos.

The driving force behind Legion M's productions lies in their dedicated fan community, whose valuable input guides the company. With new members and investors joining their ranks each day, the influence of Legion M continues to expand.

Legion M has been on a tear this past year with three films readying for release, including "William Shatner: You Can Call Me Bill" and "The Man in the White Van," both boasting a stellar 100% rating on Rotten Tomatoes. Additionally, the much-anticipated world premiere of "My Dead Friend Zoe," starring Morgan Freeman and Ed Harris, will have its debut at SXSW 2024.

Additionally, Paul plays an active board or advisory role in some innovative tech and media companies, including his role as founding board director of New York Rock Exchange, global board member for Haufe, and as founding board director for Threatminder. Paul is also an adjunct lecturer at Northwestern University, Kellogg School

of Management, and Pritzker Law School where he currently teaches a class on innovation and entrepreneurship.

Prior to founding Legion M, Scanlan was co-founder and President of MobiTV, Inc., a pioneer and leader in streaming media. In 2005, the Academy of Television Arts awarded Paul and the MobiTV team with the TV industry's highest honor, an Emmy Award for Technical Achievement in Advancing Television. Additionally, Paul's accomplishments and success with MobiTV were profiled in a detailed chapter of Tarang Shah's popular book, Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes.

Paul has been a frequent speaker and industry representative for several media outlets and events, including TEDx, CNBC, MSNBC, CNET, CTIA, CES, Streaming Media West, Digital Hollywood, NAB, IBC, Mobile World Congress and more.

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Experience

Northwestern University - Kellogg School of Management
Adjunct Lecturer of Entrepreneurship at Kellogg School of Management
January 2019 - Present (6 years)
SF Bay Area

Teaching a class on entrepreneurship titled Building Innovation, Teams, and Cultures!

Legion M Entertainment, Inc.
Cofounder and CEO
November 2015 - Present (9 years 2 months)

MobiTV, Inc.
15 years

Cofounder, President
2000 - November 2015 (15 years)
Emeryville, CA

Cofounder, Chief Operating Officer
2003 - 2005 (2 years)
Emeryville, CA

Idetic, Inc. (now MobiTV)
Cofounder, Vice President of Marketing & Sales
2000 - 2003 (3 years)
Berkeley, CA

The Brand Union (Formerly SBG Partners)
Executive Vice President – Managing Partner
1996 - 2000 (4 years)
San Francisco, CA

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Education

University of Wisconsin-Madison

Bachelor of Science (B.S.), Mass Communication/Media Studies